Vanguard Long-Term Investment-Grade Fund

Supplement to the Prospectus and Summary Prospectus dated May 26, 2011

Prospectus and Summary Prospectus Text Changes
The following text replaces similar text under Primary Investment Strategies:

The Fund invests in a variety of high-quality and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be intermediate- and long-term investment-grade securities. High-quality fixed income securities are those rated the equivalent of A3 or better by Moody?s Investors Service, Inc., or another independent rating agency or, if unrated, are determined to be of comparable quality by the advisor; medium-quality fixed income securities are those rated the equivalent of Baa1, Baa2, or Baa3 by Moody?s or another independent rating agency or, if unrated, are determined to be of comparable quality by the advisor. (Investment-grade fixed income securities are those rated the equivalent of Baa3 and above by Moody?s.) The Fund?s dollar-weighted average maturity is expected to fall within a range that is five years shorter than or five years longer than that of its benchmark index.

Prospectus Text Changes

The table under Investing in Vanguard Bond Funds is replaced with the following:

Fund Primary Investments
Expected
Dollar-Weighted
Average Maturity
Short-Term Treasury    U.S. Treasury bonds     1-4 years
Short-Term Federal    U.S. government agency bonds     1-4 years
Short-Term Investment-Grade    Investment-grade bonds     1-4 years
Intermediate-Term Treasury    U.S. Treasury bonds     5-10 years
Intermediate-Term Investment-Grade    Investment-grade bonds   5-10 years
GNMA  GNMA mortgage certificates  Generally 3-10 years
Long-Term Treasury     U.S. Treasury bonds  15-30 years
Long-Term Investment-Grade  Investment-grade bonds Generally 15-30 years

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